Mail Stop 3561

October 17, 2008

Mr. George D. Green
Chief Executive Officer
Union Dental Holdings, Inc.
1700 University Drive, Suite 200
Coral Springs, FL 33071

> **Re: Union Dental Holdings Inc.**
> **Form 10-Q for the Quarterly Period Ended**
> **March 31, 2008**
> **Filed May 14, 2008**
> **File No. 000-32563**

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended March 31, 2008

Item 4. Controls and Procedures, page 31

1.   We note that you have concluded that your disclosure controls and procedures are effective as of March 31, 2008 and June 30, 2008. Considering that you concluded your disclosure controls and procedures were ineffective as of December 31, 2007, please disclose the remediation you performed on your disclosure controls and procedures during your first fiscal quarter to support this effective conclusion at March 31, 2008 or revise.

2.   Considering the comment above and management's current plans to remediate
        deficiencies in your internal controls over financial reporting, please disclose the
        changes in your internal controls over financial reporting, if any, that occurred
        during your first fiscal quarter. For guidance refer to Item 308(c) of Regulation
        S-K.

Other Exchange Act Reports

3.   Please revise your other Exchange Act reports, as necessary, to comply with our
        comments above.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Raj Rajan,
Senior Staff Accountant, at (202) 551-3388 if you have any questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Health Care Services